Exhibit 6.16

LETTER AGREEMENT WITH ATARI

This letter agreement (this “Letter Agreement”) is entered into as of February 17, 2023 (“Effective Date”), by and between FIG PUBLISHING, INC., a Delaware corporation with its principal office at 149 5th Avenue, Floor 10, New York, New York 10010 (“Fig”); and ATARI INTERACTIVE, INC. a Delaware corporation with its principal office at 286 Madison Avenue, New York NY 10017 (“Co-Publisher”).

WHEREAS, reference is made to that certain Fig Revenue Share Agreement by and between Fig and Co-Publisher as of August 17, 2022 (the “Revenue Share Agreement”) and that certain agreement by and between Fig and Dalmore Group, LLC (“Dalmore”) (the “Broker- Dealer Agreement”).

WHEREAS, in accordance and in accordance with the objectives of the Revenue Share Agreement, Fig is conducting a securities offering pursuant to Regulation A+ (the “Offering”) and the offering statement filed on Form 1-A qualified by the Securities and Exchange Commission on February 7, 2023 (the “Form 1-A”);

WHEREAS, the proceeds of the Offering will be used by Fig, in accordance with the Revenue Share Agreement, to provide “Fig Funds” (as defined by the Revenue Share Agreement) to Co-Publisher;

WHEREAS, the Offering currently excludes investors from Washington, Texas, Alabama, North Dakota, Florida and New Jersey (the “Restricted States”) unless and until Fig engages a registered broker-dealer of record to facilitate sales in the Restricted States;

WHEREAS, Co-Publisher desires for Fig to engage a registered broker-dealer of record to facilitate sales in the Restricted States;

WHEREAS, Fig has engaged Dalmore pursuant to the Broker-Dealer Agreement to facilitate sales in the Restricted States;

WHEREAS, pursuant to the Broker-Dealer Agreement, Dalmore is entitled to, certain compensation and reimbursement by Fig in association with sales in the Restricted States, including a $10,000 Consulting Fee (the “Consulting Fee”), such amount due and payable within five (5) days of receipt of the No Objection Letter;

WHEREAS, in order to induce Fig to engage Dalmore, Co-Publisher agrees to timely reimburse Fig for the Consulting Fee (the “Reimbursement”) upon proof of payment, such amount not constituting Fig Funds or any other fee or expense related to the Revenue Share Agreement; and

WHEREAS, in the event the Offering’s gross proceeds exceed $1,500,000 as realized by Fig (the “Threshold Amount”), Fig will return the Reimbursement upon demand.

NOW, THEREFORE IT WAS RESOLVED:

1.	Fig shall engage Dalmore and pay the Consulting Fee when due;

2.	Co-Publisher shall timely provide the Reimbursement to Fig; and

3.	In the event the Threshold Amount is met, Fig shall return the Reimbursement upon demand.

All defined terms used in this Letter are controlled by the Agreement unless otherwise specified.

This Letter may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement. This Letter shall be controlled by the laws of the State of New York.

This Letter Agreement is executed by a duly-authorized representative of each Party as of the respective date set forth below.

FIG PUBLISHING, INC.		ATARI INTERACTIVE, INC.

By:	/s/ Chuck Pettid	By:	/s/ Ethan Zoubek
Name:	Chuck Pettid	Name:	Ethan Zoubek
Title:	President	Title:	President
Date:	2/17/2023	Date:	2/22/2023